Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153-0119

(212) 310-8000

FAX:  (212) 310-8007

November 17, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:  General Growth Properties, Inc.

Dear Ladies and Gentlemen:

On behalf of General Growth Properties, Inc., formerly New GGP, Inc., a Delaware corporation (the “Company”), please find attached hereto the draft response to comment number 12 of the Staff’s letter dated October 8, 2010 relating to the Company’s Registration Statement on Form S-11 (File No. 333-168111), supplementally provided to the Staff on October 10, 2010.

Please contact the undersigned at (212) 310-8165 with any questions.

Very truly yours,

/s/ Matthew D. Bloch

We note your response to prior comment 31 and your revised disclosure on pages 73 and 74.  Please provide us with a detailed analysis of how you determined that you met the criteria for applying the acquisition method of accounting, and cite the relevant guidance in your response.  Identify the acquirer along with your basis for that determination.  Please also discuss how you determined that the acquirer obtained control and specifically address the non-control agreements disclosed on page 53 of your filing.

The criteria for applying the acquisition method of accounting is contained in ASC 805-10-5-01 that states that “the Business Combinations Topic provides guidance on the accounting and reporting for transactions that represent Business Combinations to be accounted for under the acquisition method of accounting (as described under ASC 805-10-05-4”.  ASC 805-10-20 defines that a “Business Combination” is a transaction or other event in which an acquirer obtains control of one or more businesses. This section continues with the definition of an “acquirer” to be an entity that obtains control of one or more businesses and of “control” to be the direct or indirect ability to determine the direction of management and policies through ownership, contract, or otherwise.

ASC 805-10-20 continues with the definition of a Business as:  An integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. The prior operating history of Existing GGP as a stand-alone public enterprise indicates that it is a Business for purposes of applying ASC 805.

The Investment Agreements further provide that, also subject to the conditions set forth in such agreements, New GGP shall own, as a result of a series of transactions, a 100% common stock ownership interest in Existing GGP.  First, New GGP will be formed as a wholly-owned subsidiary of Existing GGP with minimum capital.  Then, the Plan Sponsors and Texas Teachers will fulfill their equity commitments and receive New GGP common stock and warrants.  The common stock held by Existing GGP will be cancelled in this step, making the Plan Sponsors and Texas Teachers the sole owners of New GGP.  Next, New GGP will form a series of wholly-owned subsidiaries, one of which will merge into Existing GGP (with Existing GGP surviving) by transferring New GGP stock (received from New GGP along with New GGP’s cash), on a one-for-one basis (excluding fractional shares), to the common stockholders of Existing GGP in exchange for all of the outstanding common stock of Existing GGP.  As a result, New GGP will own the net assets of Existing GGP. New GGP’s cash, as received from the Plan Sponsors (including Blackstone if Blackstone subscribes to the New GGP common stock otherwise sold to the Plan Sponsors as provided by the Blackstone Designation) and Texas Teachers, will be used to satisfy the cash obligations of Existing GGP contemplated by the Plan. Accordingly, New GGP is deemed to be the acquirer in the business combination with Existing GGP pursuant to ASC 805-10-55-10 based on our consideration of the factors from ASC 805-10-55-11 through 55-15 as follows:

•                 ASC 805-10-55-11 states that the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities. In this transaction, New GGP, through its wholly-owned subsidiary, assumes the liabilities of Existing GGP in the transaction and the cash received from the Plan Sponsors, Texas Teachers and Blackstone, if applicable, is then used to satisfy obligations of Existing GGP which the plan of reorganization provides will be paid in cash.

•                 ASC 805-10-55-12 describes other pertinent facts and circumstances that also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests. New GGP, though its wholly-owned subsidiary, acquires all of Existing GGP’s outstanding common stock at the time all of Existing GGP common stock is exchanged for common stock of New GGP. Factors to consider include the following:

a)                                     The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities. The common stock holders of New GGP, before the acquisition, are the Plan Sponsors, Texas Teachers and Blackstone, if applicable. After the acquisition, this group owns approximately 679 million shares of New GGP whereas the common stockholders of Existing GGP will own approximately 317 million shares of New GGP, or less than 32% of the total.

b)                                    The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity. In evaluating this factor, we noted that there is no large minority interest in New GGP subsequent to the acquisition that is held by any owner or group that was within the common stockholder group of Existing GGP, a minority of the total common stockholders of New GGP.

c)                                     The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity. The Plan Sponsors and the Equity Committee have designated the Board of Directors that will be in place following this transaction. Four of the nine members of this Board have been designated by the Plan Sponsors pursuant to their authority under the Investment Agreements. A fifth member of the Board is to be the Chief Executive Officer, which has already been announced to be replaced in the short-term. Although the Plan Sponsors only have the authority to designate four of the nine members of the board of directors, after the new Chief Executive Officer of New GGP is named, there will only be two of the nine members of the Board of New GGP that were board members of Existing GGP (and only one of whom was a board member of Existing GGP prior to the initial execution of the Investment Agreements).

d)                                    The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity. Existing GGP has already announced and it is disclosed in the Registration Statement on page 154  that the two most senior members of the Existing GGP management team, Adam Metz (CEO) and Thomas Nolan (President and COO), are expected to leave within a year after Existing GGP’s bankruptcy emergence. The Registration Statement also includes disclosure which provides that the new Board of Directors is expected to select a long-term senior management team during this one-year transition period. In addition, the current Chief Financial Officer was most recently an employee of an affiliate of one of the Plan Sponsors and was appointed to his current position on the recommendation of the Plan Sponsors after Existing GGP entered into the Investment Agreements with the Plan Sponsors.  Accordingly, the former management team of Existing GGP prior to the emergence date will not dominate senior management of the combined entity.

e)                                     The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities. The equity contribution of the Plan Sponsors, Texas Teachers and Blackstone to New GGP is $6.8 billion and the deemed fair value (based on the price paid by the Plan Sponsors) of the New GGP common stock exchanged for the stock of the Existing GGP common stockholders is approximately $3.2 billion.  The best estimate of the pre-combination value would be the trading value of Existing GGP stock before the proposed equity contribution of the Brookfield Investor was announced (late February 2010, at which time the market price of Existing GGP’s stock was approximately $13.00 per share). Adjusting for the spin-off of The Howard Hughes Corporation, which has a deemed value of $5.00 per share, the $8.00 implied value of Existing GGP stock is well below the deemed value of $10.00 per share in the transaction, hence the acquiring entity, New GGP, has paid a premium for the equity interests of Existing GGP.

•                 ASC 805-10-55-13 states that the acquirer is usually the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity of entities. Although New GGP does not have any significant revenues or earnings at the time of the transaction, its asset balance is the $6.8 billion in cash received from the Plan Sponsors, Texas Teachers and Blackstone. Most significantly (as the transaction would not have proceeded without the equity of the Plan Sponsors, Texas Teachers and Blackstone), New GGP’s equity value (assuming the equity of the Plan Sponsors, Texas Teachers and Blackstone was supplied as agreed by the applicable investment agreements) was significantly larger than Existing GGP’s equity value and market capitalization on the date the transaction was announced in February 2010 and it is expected that this will be the case on the transaction date.

•                 ASC 805-10-55-14 provides guidance for a business combination involving more than two entities and, as this transaction is being evaluated to determine which of New GGP or Existing GGP is the acquirer, this section is not applicable.

•                 ASC 805-10-55-15 provides that a new entity formed to effect a business combination is not necessarily the acquirer.  Significantly, ASC 805-10-55-15 does not preclude the newly-formed issuer of equity, that is, New GGP, from being the acquirer. Additional considerations supporting our conclusion that New GGP has substance as the acquirer in this transaction include:

a)     New GGP survives the transaction

b)    New GGP is not a transitory company

c)     The entire common stock ownership of Existing GGP has changed

d)    No Existing GGP common stockholder owns Existing GGP common stock subsequent to the transaction

e)     The pre-combination activities of the Plan Sponsors, representing the common stockholders of New GGP, were significant, including facilitating the bankruptcy emergence plan of Existing GGP

f)     New GGP will be a guarantor of certain new and existing financing of Existing GGP

g)    The creation and existence of New GGP was prompted by business considerations such as obtaining the necessary tax structuring to facilitate the Plan Sponsors’ participation in the transaction.

Finally, the Investment Agreements provide for certain non-control agreements with respect to the Plan Sponsors. The non-control agreements set forth, among other things (a) the size of, the minimum number of independent directors on, and the composition of the nominating committee of, New GGP’s board of directors, (b) voting for directors and certain other matters, (c) required approvals for (i) certain change in control transactions and related-party transactions involving the applicable Plan Sponsors and (ii) the applicable Plan Sponsors to increase its percentage ownership in the applicable company above an agreed cap, and (d) transfers of shares of the applicable company by the Plan Sponsors.  These agreements were created as a form of protection to the former common stockholders of Existing GGP as they are in a minority position after the change of control.  The existence of the non-control agreements are not a factor in determining if there is a change in control as Existing GGP is acquired by New GGP, not by any individual Plan Sponsor.

The Company has revised its disclosure on pages 62-63 to further clarify why acquisition accounting is appropriate.